Goldman
Sachs Variable Insurance Trust
GOLDMAN SACHS ASSET MANAGEMENT, L.P. 32 OLD SLIP, NEW YORK, NEW YORK 10005
Capital Growth Fund

Semiannual Report
June 30, 2005

GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

Shareholder Letter

Dear Shareholders:

This report provides an overview on the performance of the Goldman Sachs Variable Insurance Trust — Capital Growth Fund during the six-month reporting period that ended June 30, 2005.

Market Review

After positive returns in 2004, major indices in U.S. markets traded in a relatively narrow range as the S&P 500 returned -0.81% over the past six months. Equity styles traded back and forth for dominance, with the Russell 1000 Growth and Russell 1000 Value Indexes returning -1.72% and 1.76%, respectively, over the period. Value also outperformed growth in the mid cap asset class, as the Russell Midcap Growth and Russell Midcap Value Indexes returned 1.70% and 5.51%, respectively. The supply and demand of oil continues to capture the attention of both the headlines and the marketplace as prices reached in excess of $60 per barrel. The Federal Reserve Bank continued its “measured” rate increases, and the U.S. dollar began to appreciate versus the Euro as voters in France and Holland voted against the ratification of the European Union constitution. Leading the markets during the reporting period were commodity-based businesses in the Energy and Utilities sectors.

Investment Objective

The Fund seeks long-term growth of capital.

Portfolio Composition

Top 10 Portfolio Holdings as of June 30, 2005*

		% of
Company	Business	Net Assets

Freddie Mac	Financials	4.3%
Microsoft Corp.	Computer Software	4.2
Dell, Inc.	Computer Hardware	3.5
The McGraw-Hill Cos., Inc.	Commercial Services	3.5
QUALCOMM, Inc.	Semiconductors/Semiconductor Capital Equipment	3.4
PepsiCo, Inc.	Beverages	3.2
Wal-Mart Stores, Inc.	Retailing	3.1
Lowe’s Companies, Inc.	Retailing	3.1
Viacom, Inc.	Movies & Entertainment	2.9
Cisco Systems, Inc.	Networking Telecommunications Equipment	2.9

* Opinions expressed in this report represent our present opinions only. Reference to individual securities should not be construed as a commitment that such securities will be retained in the Fund. From time to time, the Fund may change the individual securities it holds, the number or types of securities held and the markets in which it invests. Fund holdings of stocks or bonds should not be relied on in making investment decisions and should not be construed as research or investment advice regarding particular securities. References to individual securities do not constitute a recommendation to the investor to buy, hold or sell such securities. In addition, references to past performance of the Fund do not indicate future returns, which are not guaranteed and will vary. Furthermore, the value of shares of the Fund may fall as well as rise.

 GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

Shareholder Letter (continued)

Performance Review

Over the six-month period that ended June 30, 2005, the Fund generated a cumulative total return of -2.98%. Over the same time period, the Fund’s benchmark, the Russell 1000 Growth Index (with dividends reinvested) generated cumulative total return of -1.72%.

As these returns indicate, it was a difficult environment for large-cap growth stocks. During the reporting period, the Fund’s underperformance versus its benchmark was primarily due to stock selection.

The Fund’s holding in QUALCOMM, Inc. lagged the market as the company lowered its outlook for the next two quarters. We believe this stems primarily from excess handset inventories following strong sales last year. QUALCOMM continued to buy back its stock aggressively, as it increased its buyback authorization to $2 billion last quarter. Despite the short-term weakness, we continue to believe in the company’s long-term growth potential. QUALCOMM was the top contributor to the portfolio’s performance in 2004.

Within the Media sector, Viacom, Inc. and Time Warner, Inc. detracted from performance. Although Viacom has announced plans to split the broadcasting business from the more profitable cable networks, its stock still declined. Moreover, we believe the recent disappointment in lower advertising commitments for the broadcasters led to weakness in the stocks of cable network operators such as Viacom.

In contrast, in the Healthcare sector, Caremark Rx, Inc. and Medco Health Solutions, Inc. were up and positively contributed to performance during the reporting period. Caremark benefited from news that a pending investigation by the Justice Department is near settlement. Caremark reported strong results, bolstered by a large contract it recently won as well as a significant increase in mail pharmacy revenues. Due to the company’s strong performance and its significant cash flow generation, Caremark increased its share repurchase program by $500 million.

Crown Castle International Corp.’s and American Tower Corp.’s stocks were up and enhanced results. Crown Castle’s shares appreciated as the company refinanced its balance sheet, turning its high yield debt into lower yielding debt, effectively decreasing its annual interest expense. Because this translates into a $50 million increase in free cash flow for Crown Castle, the market bid the stock up. We added American Tower Corp. to the portfolio during the second quarter. The company is the largest independent owner and operator of wireless telecommunication towers in the U.S. and shares a duopoly with Crown Castle. We believe the nature of the tower industry ensures transparency in revenue and earnings growth because these businesses are able to lock their wireless telephony and broadcast customers into long-term contracts.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Growth Equity Management Team

July 18, 2005

Shares of the Goldman Sachs Variable Insurance Trust (“VIT”) Capital Growth Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the Fund are not offered directly to the general public. The variable annuity

GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

contracts and variable life insurance policies are described in the separate prospectuses issued by participating insurance companies. You should refer to those prospectuses for information about surrender charges, mortality and expense risk fees and other charges that may be assessed by participating insurance companies under the variable annuity contracts or variable life insurance policies. Such fees or charges, if any, may affect the return you may realize with respect to your investments. Ask your representative for more complete information. Please consider a fund’s objectives, risks and charges and expenses, and read the prospectus carefully before investing. The prospectus contains this and other information about the Fund.

The VIT Capital Growth Fund invests primarily in large-capitalization U.S. equity investments and is subject to market risk so that the value of the securities in which it invests may go up or down in response to the prospects of individual companies, particular industry sectors and/or general economic conditions.

 GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

SECTOR ALLOCATION AS OF JUNE 30, 2005†

Percentage of Portfolio Investments

† The Fund is actively managed and, as such, its composition may differ over time. The percentage shown for each investment category reflects the value of investments in that category as a percentage of market value.

GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

Statement of Investments

June 30, 2005 (Unaudited)

Shares	Description	Value
Common Stocks – 100.0%

Banks – 1.4%
14,956	Citigroup, Inc.	$691,416
47,802	J.P. Morgan Chase & Co.	1,688,367

		2,379,783

Beverages – 3.9%
99,790	PepsiCo, Inc.	5,381,674
28,065	The Coca-Cola Co.	1,171,714

		6,553,388

Biotechnology – 2.1%
59,950	Amgen, Inc.*	3,624,577

Broadcasting & Cable/Satellite TV – 1.9%
14,678	Clear Channel Communications, Inc.	453,991
69,750	Univision Communications, Inc.*	1,921,612
38,900	Westwood One, Inc.	794,727

		3,170,330

Commercial Services – 5.0%
56,290	Moody’s Corp.	2,530,798
132,140	The McGraw-Hill Cos., Inc.	5,847,195

		8,377,993

Computer Hardware – 3.5%
148,435	Dell, Inc.*	5,864,667

Computer Services – 2.0%
86,110	First Data Corp.	3,456,455

Computer Software – 6.2%
57,645	Electronic Arts, Inc.*	3,263,283
287,565	Microsoft Corp.	7,143,115

		10,406,398

Drugs & Medicine – 3.4%
25,740	Eli Lilly & Co.	1,433,975
74,090	Pfizer, Inc.	2,043,402
49,735	Wyeth	2,213,208

		5,690,585

Electrical Equipment – 1.5%
86,520	Tyco International Ltd.	2,526,384

Financials – 12.0%
60,280	Fannie Mae	3,520,352
111,955	Freddie Mac	7,302,825
16,630	Golden West Financial Corp.	1,070,639
166,680	MBNA Corp.	4,360,349
23,235	Merrill Lynch & Co., Inc.	1,278,157
25,345	Morgan Stanley	1,329,852
130,960	The Charles Schwab Corp.	1,477,229

		20,339,403

Foods – 1.7%
40,660	Wm. Wrigley Jr. Co.	2,799,034

Gaming/Lodging – 7.9%
33,090	Carnival Corp.	1,805,060
131,885	Cendant Corp.	2,950,267
45,130	GTECH Holdings Corp.	1,319,601
41,360	Harrah’s Entertainment, Inc.	2,980,815
37,250	Marriott International, Inc.	2,541,195
31,080	Starwood Hotels & Resorts Worldwide, Inc.	1,820,356

		13,417,294

Household/Personal Care – 2.9%
61,520	Avon Products, Inc.	2,328,532
47,860	The Procter & Gamble Co.	2,524,615

		4,853,147

Insurance – 0.7%
34,730	Willis Group Holdings Ltd.	1,136,366

Internet & Online – 2.8%
11,720	Google, Inc.*	3,447,438
34,790	Yahoo!, Inc.*	1,205,474

		4,652,912

Manufacturing – 0.3%
7,935	3M Co.	573,701

Medical Products – 5.2%
11,250	Fisher Scientific International, Inc.*	730,125
60,630	Medtronic, Inc.	3,140,028
18,260	St. Jude Medical, Inc.*	796,319
53,870	Stryker Corp.	2,562,057
20,200	Zimmer Holdings, Inc.*	1,538,634

		8,767,163

Movies & Entertainment – 5.8%
92,700	Liberty Media Corp. Series A*	944,613
235,190	Time Warner, Inc.*	3,930,025
153,888	Viacom, Inc. Class B	4,927,494

		9,802,132

Networking Telecommunications Equipment – 2.9%
254,140	Cisco Systems, Inc.*	4,856,615

Oil & Gas – 2.4%
39,780	Canadian Natural Resources Ltd.	1,447,197
20,692	Exxon Mobil Corp.	1,189,169
29,950	Suncor Energy, Inc.	1,417,234

		4,053,600

Oil Well Services & Equipment – 1.2%
26,660	Schlumberger Ltd.	2,024,560

Pharmacy Benefit Manager – 3.2%
75,895	Caremark Rx, Inc.*	3,378,846
38,690	Medco Health Solutions, Inc.*	2,064,498

		5,443,344

Publishing – 3.3%
9,150	Gannett Co., Inc.	650,840
56,975	Lamar Advertising Co.*	2,436,821
33,370	The E.W. Scripps Co.	1,628,456
21,610	Valassis Communications, Inc.*	800,650

		5,516,767

The accompanying notes are an integral part of these financial statements.

 GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

Statement of Investments (continued)
June 30, 2005 (Unaudited)

Shares	Description	Value
Common Stocks – (continued)

Publishing – (continued)
Retailing – 7.6%
89,160	Lowe’s Companies, Inc.	$5,190,895
58,360	PETCO Animal Supplies, Inc.*	1,711,115
14,580	Target Corp.	793,298
107,960	Wal-Mart Stores, Inc.	5,203,672

		12,898,980

Semiconductors/Semiconductor Capital Equipment – 6.3%
52,670	Intel Corp.	1,372,580
98,120	Linear Technology Corp.	3,600,023
173,240	QUALCOMM, Inc.	5,718,652

		10,691,255

Telecommunications – 2.9%
94,120	American Tower Corp.*	1,978,402
77,490	Crown Castle International Corp.*	1,574,597
21,580	Nextel Communications, Inc.*	697,250
25,790	Sprint Corp.	647,071

		4,897,320

TOTAL COMMON STOCKS
(Cost $162,629,104)		$168,774,153

TOTAL INVESTMENTS – 100.0%
(Cost $162,629,104)		$168,774,153

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

*	Non-income producing security.

The accompanying notes are an integral part of these financial statements.

GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

Statement of Assets and Liabilities

June 30, 2005 (Unaudited)

Assets:

Investment in securities, at value (identified cost $162,629,104)	$168,774,153
Cash	119,316
Receivables:
Investment securities sold	207,673
Dividends	91,440
Fund shares sold	27,344
Reimbursement from adviser	1,358
Other assets	5,293

Total assets	169,226,577

Liabilities:

Payables:
Fund shares repurchased	198,715
Amounts owed to affiliates	110,455
Accrued expenses	97,907

Total liabilities	407,077

Net Assets:

Paid-in capital	189,461,104
Accumulated undistributed net investment income	174,944
Accumulated net realized loss on investment transactions	(26,961,617)
Net unrealized gain on investments	6,145,069

NET ASSETS	$168,819,500

Total shares of beneficial interest outstanding, par value $0.001 (unlimited shares authorized)	16,746,312
Net asset value, offering and redemption price per share	$10.08

The accompanying notes are an integral part of these financial statements.

 GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

Statement of Operations

For the Six Months Ended June 30, 2005 (Unaudited)

Investment income:

Dividends(a)	$932,755
Interest (including securities lending income of $549)	16,186

Total income	948,941

Expenses:

Management fees	645,394
Transfer Agent fees	34,421
Custody and accounting fees	31,856
Printing fees	30,991
Professional fees	23,204
Trustee fees	7,140
Other	6,544

Total expenses	779,550

Less — expense reductions	(5,553)

Net Expenses	773,997

NET INVESTMENT INCOME	174,944

Realized and unrealized gain (loss) on investment transactions:

Net realized gain on investment transactions (including commissions recaptured of $7,738)	3,170,196
Net increase from payment by affiliates to reimburse certain security claims	2,404
Net change in unrealized loss on investments	(9,179,645)

Net realized and unrealized loss on investment transactions	(6,007,045)

NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(5,832,101)

(a)	Foreign taxes withheld on dividends were $667.

The accompanying notes are an integral part of these financial statements.

GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

Statements of Changes in Net Assets

	For the	For the
	Six Months Ended	Year Ended
	June 30, 2005 (Unaudited)	December 31, 2004
From operations:

Net investment income	$174,944	$1,224,380
Net realized gain from investment transactions	3,170,196	1,083,044
Net increase from payment by affiliates to reimburse certain security claims	2,404	—
Net increase from payment by affiliates to reimburse certain brokerage commissions	—	665
Net change in unrealized gain (loss) on investments	(9,179,645)	13,497,200

Net increase (decrease) in net assets resulting from operations	(5,832,101)	15,805,289

Distributions to shareholders:

From net investment income	—	(1,269,081)

From share transactions:

Proceeds from sales of shares	7,498,198	16,794,368
Reinvestment of dividends and distributions	—	1,269,081
Cost of shares repurchased	(19,534,302)	(25,605,992)

Net decrease in net assets resulting from share transactions	(12,036,104)	(7,542,543)

TOTAL INCREASE (DECREASE)	(17,868,205)	6,993,665

Net assets:

Beginning of period	186,687,705	179,694,040

End of period	$168,819,500	$186,687,705

Accumulated undistributed net investment income	$174,944	$—

Summary of share transactions:

Shares sold	748,907	1,723,683
Shares issued on reinvestment of dividends and distributions	—	122,973
Shares repurchased	(1,964,988)	(2,631,519)

NET DECREASE	(1,216,081)	(784,863)

The accompanying notes are an integral part of these financial statements.

GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Period

		Income (loss) from													Ratios assuming no
		investment operations			Distributions to shareholders										expense reductions

			Net										Ratio of		Ratio of		Ratio of
	Net asset		realized			From		Net asset		Net assets	Ratio of		net investment		total		net investment
	value,	Net	and	Total from	From net	net		value,		at end	net expenses		income		expenses		income (loss)		Portfolio
	beginning	investment	unrealized	investment	investment	realized	Total	end of	Total	of period	to average		to average		to average		to average		turnover
Year	of period	income(a)	gain (loss)	operations	income	gain	distributions	period	return(b)	(in 000s)	net assets		net assets		net assets		net assets		rate

For the Six Months Ended June 30, (Unaudited)

2005	$10.39	$0.01	$(0.32)	$(0.31)	$—	$—	$—	$10.08	(2.98)%	$168,820	0.90	% (c)	0.20	% (c)	0.91	%(c)	0.19	% (c)	17%
For the Years ended December 31,

2004	9.59	0.07	0.80	0.87	(0.07)	—	(0.07)	10.39	9.09	186,688	0.89		0.69		0.89		0.69		45
2003	7.77	0.03	1.81	1.84	(0.02)	—	(0.02)	9.59	23.74	179,694	1.02		0.38		1.43		(0.03)		16
2002	10.28	0.01	(2.50)	(2.49)	(0.02)	—	(0.02)	7.77	(24.33)	18,052	1.10		0.16		1.77		(0.51)		24
2001	12.09	0.02	(1.78)	(1.76)	(0.02)	(0.03)	(0.05)	10.28	(14.46)	16,266	1.00		0.15		1.69		(0.54)		39
2000	14.01	0.01	(1.16)	(1.15)	(0.01)	(0.76)	(0.77)	12.09	(7.98)	16,775	0.99		0.13		1.84		(0.72)		37

(a)	Calculated based on the average shares outstanding methodology.
(b)	Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions and a complete redemption of the investment at the net asset value at the end of the period. Total returns for periods less than one full year are not annualized.
(c)	Annualized.

The accompanying notes are an integral part of these financial statements.

GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

Notes to Financial Statements

June 30, 2005 (Unaudited)

1. ORGANIZATION

Goldman Sachs Variable Insurance Trust (the “Trust”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, (the “Act”) as an open-end, management investment company. The Trust includes the Goldman Sachs Capital Growth Fund (the “Fund”). The Fund is a diversified portfolio under the Act.
     Shares of the Trust may be purchased and held by separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the Trust are not offered directly to the general public.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Investments in securities and investment companies traded on a U.S. securities exchange or the NASDAQ system are valued daily at their last sale price or official closing price on the principal exchange or system on which they are traded. If no sale occurs, securities are valued at the last bid price. Debt securities are valued at prices supplied by independent pricing services, broker/ dealer-supplied valuations or matrix pricing systems. Unlisted equity securities for which market quotations are available are valued at the last sale price on valuation date, or if no sale occurs, at the last bid price. Investments in investment companies (other that those that are exchange traded) are valued at the net asset value per share on valuation date. Short-term debt obligations maturing in sixty days or less are valued at amortized cost, which approximates market value. Securities for which quotations are not readily available or are deemed to be inaccurate by the Investment Adviser are valued at fair value using methods approved by the Trust’s Board of Trustees.

B. Security Transactions and Investment Income — Security transactions are reflected as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Dividend income is recorded on the ex-dividend date, net of foreign withholding taxes, if any, which are reduced by any amounts reclaimable by the Fund, where applicable. Interest income is recorded on the basis of interest accrued, premium amortized and discount accreted.

C. Federal Taxes — It is the Fund’s policy to comply with the requirements of the Internal Revenue Code (the “Code”) applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provisions are required. Dividends and distributions to shareholders are recorded on the ex-dividend date. Income and capital gains distributions, if any, are declared and paid annually.

     The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with Federal income tax rules. Therefore, the source of the Fund’s distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain, or from paid-in-capital.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Fund on a straight-line or pro rata basis depending upon the nature of the expense.

E. Segregation Transactions — As set forth in the prospectus, the Fund may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into these transactions, the Fund is required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

F. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller’s agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Fund, including accrued interest, is required to equal or exceed the

 GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND
Notes to Financial Statements (continued)
June 30, 2005 (Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)
value of the repurchase agreement, including accrued interest. If the seller defaults or becomes insolvent, realization of the collateral by the Fund may be delayed or limited and there may be a decline in the value of the collateral during the period while the Fund seeks to assert its rights. The underlying securities for all repurchase agreements are held in safekeeping at the Fund’s custodian or designated subcustodians under triparty repurchase agreements.
     Pursuant to exemptive relief granted by the Securities and Exchange Commission (“SEC”) and terms and conditions contained therein, the Fund, together with other registered investment companies having management agreements with Goldman Sachs Asset Management, L.P. (“GSAM”), or its affiliates, transfers uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

G. Commission Recapture — The Fund may direct portfolio trades, subject to obtaining best price and execution, to various brokers who have agreed to rebate a portion of the commissions generated. Such rebates, if any, are made directly to the Fund as cash payments and are included in the net realized gain (loss) on investments in the Statement of Operations.

3. AGREEMENTS

GSAM, an affiliate of Goldman, Sachs & Co. (“Goldman Sachs”), serves as Investment Adviser pursuant to an Investment Management Agreement (the “Agreement”) with the Trust on behalf of the Fund. Under this Agreement, GSAM manages the Fund, subject to the general supervision of the Trust’s Board of Trustees.
     As compensation for the services rendered pursuant to the Agreements, the assumption of the expenses related thereto and administering the Fund’s business affairs, including providing facilities, GSAM is entitled to a fee (“Management Fee”) computed daily and payable monthly, at an annual rate equal to 0.75% of the average daily net assets of the Fund.
     At a meeting held on June 16, 2005, the Board of Trustees of the Trust approved a fee reduction commitment for the Fund which will be effective on a contractual basis in 2006. Effective July 1, 2005, GSAM will implement the fee reduction commitment on a voluntary basis and waive a portion of its Management Fee to achieve the following annual rates:

Average Daily Net Assets	Annual Rate

First $1 Billion	0.75%

Next $1 Billion	0.68%

Over $2 Billion	0.65%

     GSAM has contractually agreed to limit certain “Other Expenses” of the Fund (excluding Management Fees, Transfer Agency fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses exclusive of any expense offset arrangements) to the extent that such expenses exceed, on an annual basis, 0.11% of the average daily net assets of the Fund. GSAM has agreed to maintain this expense limitation reduction through June 30, 2005 and on a voluntary basis thereafter. Such expense reimbursements, if any, are computed daily and paid monthly. In addition, the Fund is not obligated to reimburse GSAM for prior fiscal year expense reimbursements, if any. For the six months ended June 30, 2005, GSAM reimbursed approximately $5,100 to the Fund.
     In addition, the Fund has entered into certain offset arrangements with the custodian resulting in a reduction in the Fund’s expenses. For the six months ended June 30, 2005, custody fees were reduced by approximately $500.
     Goldman Sachs also serves as the transfer agent of the Fund for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate of 0.04% of the average daily net assets of the Fund. Goldman Sachs serves as the distributor of the Fund’s shares at no cost to the Fund.
     At June 30, 2005, amounts owed to affiliates were approximately $104,900 and $5,600 for Management and Transfer Agent fees, respectively.

GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of long-term securities for the six months ended June 30, 2005, were $30,138,238 and $39,553,700 respectively. For the six months ended June 30, 2005, Goldman Sachs earned approximately $2,400 of brokerage commissions from portfolio transactions executed on behalf of the Fund.
     During the six months ended June 30, 2005, GSAM has voluntarily reimbursed the Fund approximately $2,500 for certain class action settlements in which the Fund was eligible to participate.

5. SECURITIES LENDING

Pursuant to exemptive relief granted by the SEC and the terms and conditions contained therein, the Fund may lend its securities through a securities lending agent, Boston Global Advisers (“BGA”) — a wholly owned subsidiary of Goldman Sachs, to certain qualified borrowers including Goldman Sachs. In accordance with the Fund’s securities lending procedures, the loans are collateralized at all times with cash and/or securities with a market value at least equal to the securities on loan. As with other extensions of credit, the Fund bears the risk of delay on recovery or loss of rights in the collateral should the borrower of the securities fail financially.
     Both the Fund and BGA receive compensation relating to the lending of the Fund’s securities. The amount earned by the Fund for the six months ended June 30, 2005 is reported parenthetically on the Statement of Operations. For the six months ended June 30, 2005, BGA earned $97 in fees as securities lending agent. At June 30, 2005, the Fund did not have any securities on loan. The Fund invests the cash collateral received in connection with securities lending transactions in the Enhanced Portfolio of Boston Global Investment Trust, a Delaware statutory trust. The Enhanced Portfolio is exempt from registration under Section 3(c)(7) of the Act and is managed by GSAM, for which GSAM receives an investment advisory fee of up to 0.10% of the average daily net assets of the Enhanced Portfolio. The Enhanced Portfolio invests in high quality money market instruments. The Fund bears the risk of incurring a loss from the investment of cash collateral due to either credit or market factors.

6. LINE OF CREDIT FACILITY

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 300% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the federal funds rate. This committed facility also requires a fee to be paid by the Fund based on the amount of the commitment that has not been utilized. During the six months ended June 30, 2005, the Fund did not have any borrowings under this facility.

7. ADDITIONAL TAX INFORMATION

As of the Fund’s most recent fiscal year end, December 31, 2004, the Fund’s capital loss carryforwards and certain timing differences on a tax basis were as follows. Expiration occurs on December 31 of the year indicated.

Capital loss carryforward:*
Expiring 2008	$(7,813,202)
Expiring 2009	(13,983,325)
Expiring 2010	(6,239,358)
Expiring 2011	(1,064,803)

Total capital loss carryforward	$(29,100,688)

Timing differences (post-October losses)	$(525,543)

*	Utilization of these losses may be limited under the Code.

 GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

Notes to Financial Statements (continued)
June 30, 2005 (Unaudited)

7. ADDITIONAL TAX INFORMATION (continued)

     At June 30, 2005, the Fund’s aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

Tax cost	$163,137,090

Gross unrealized gain	18,722,610
Gross unrealized loss	(13,085,547)

Net unrealized security gain	$5,637,063

     The difference between book-basis and tax basis unrealized gains (losses) is attributable primarily to wash sales.

8. LEGAL PROCEEDINGS

Purported class and derivative action lawsuits were filed in April and May 2004 in the United States District Court for the Southern District of New York against the Goldman Sachs Group, Inc. (“GSG”), GSAM and certain related parties, including certain Goldman Sachs Funds and the Trustees and Officers of the Goldman Sachs Trust (the “GS Trust”). In June 2004 these lawsuits were consolidated into one action and in November 2004 a consolidated and amended complaint was filed against GSG, GSAM, Goldman Sachs Asset Management International (“GSAMI”), Goldman Sachs and certain related parties including certain Goldman Sachs Funds and the Trustees and Officers of the Trust and the GS Trust. Certain investment portfolios of the trust were named as nominal defendants in the amended complaint. The amended complaint alleges violations of the Act and the Investment Advisers Act of 1940. The consolidated and amended complaint also asserts claims involving common law breach of fiduciary duty and unjust enrichment. The consolidated and amended complaint alleges, among other things, that between April 2, 1999 and January 9, 2004 (the “Class Period”), GSAM and other defendants made improper and excessive brokerage commission and other payments to brokers that sold shares of the Goldman Sachs Funds; and omitted statements of fact in registration statements and reports filed pursuant to the Act which were necessary to prevent such registration statements and reports from being materially false and misleading. The consolidated and amended complaint further alleges that the Goldman Sachs Funds paid excessive and improper advisory fees to Goldman Sachs. The consolidated and amended complaint also alleges that GSAM and GSAMI used 12b-1 fees for improper purposes and made improper use of soft dollars. The complaint further alleges that the Trust and the GS Trust’s officers and trustees breached their fiduciary duties in connection with the foregoing. In addition, in March 2005 Jeanne and Don Masden filed a purported class action lawsuit in the United States District Court for the Southern District of New York against GSG, GSAM, Goldman Sachs, the Trustees of the Trust, the GS Trust, and certain related parties. The lawsuit amends a previously-filed complaint, and alleges breaches of fiduciary duties and duties of care owed under federal and state law resulting from a failure to ensure that equity securities held by the Goldman Sachs Funds participated in class action settlements for which they were eligible. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisers and punitive damages. Based on currently available information, GSAM and GSAMI believe that the likelihood that the pending purported class and derivative action lawsuits will have a material adverse financial impact on the Fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Goldman Sachs Funds.

GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

Statement Regarding Basis for Approval of Management Agreement (Unaudited)

     The Trustees oversee the management of Goldman Sachs Variable Insurance Trust (the “Trust”), and review the investment performance and expenses of the investment fund covered by this Report (the “Fund”) at regularly scheduled meetings held during the Fund’s fiscal year. In addition, the Trustees determine annually whether to approve and continue the Trust’s investment management agreement (the “Management Agreement”) with Goldman Sachs Asset Management, L.P. (the “Investment Adviser”) for the Fund.

     The Management Agreement was most recently approved by the Trustees, including all of the Trustees who are not parties to the Management Agreement or “interested persons” (as defined in the Investment Company Act of 1940, as amended) of any party thereto (the “Independent Trustees”), on June 16, 2005 (the “Annual Contract Meeting”).
     To assist the Trustees in their deliberations at the Annual Contract Meeting, and in addition to the reviews of the Fund’s investment performance, expenses and other matters at other regularly scheduled meetings, the Trustees have a Contract Review Committee (the “Committee”) whose members include all of the Independent Trustees. The Committee held meetings on November 3, 2004, February 9, 2005 and May 11, 2005. At these Committee meetings, the Independent Trustees considered matters relating to the Management Agreement including: (a) the Fund’s management fee arrangements; (b) the Investment Adviser’s undertaking to reimburse certain expenses of the Fund that exceed a specified level; (c) the Investment Adviser’s potential economies of scale and a proposal to implement breakpoints for the fees payable by the Fund under the Management Agreement; (d) the relative expense level of the Fund; (e) the Investment Adviser’s profitability with respect to the Trust and the Fund; (f) the quality of the services provided to the Fund; (g) the statutory and regulatory requirements applicable to the approval and continuation of mutual fund investment management agreements; and (h) industry practices relating to such approvals.
     At the Annual Contract Meeting the Trustees reviewed the matters that were considered at the Committee meetings and also considered additional matters including: (a) the Fund’s investment performance; (b) the quality of the Investment Adviser’s services; (c) the structure, staff and capabilities of the Investment Adviser and its portfolio management team; (d) the groups within the Investment Adviser that support the portfolio management team, including the legal and compliance departments, the valuation oversight group, the business planning team and the technology group; (e) the Investment Adviser’s business continuity and disaster recovery planning; (f) the Investment Adviser’s financial resources and its ability to hire and retain talented personnel; (g) the fees received by the Investment Adviser’s affiliates from the Fund for transfer agency, securities lending and other services; (h) the fees charged by the Investment Adviser to other types of clients; (i) the terms of the Management Agreement; (j) the administrative services provided under the Management Agreement, including the oversight by the Investment Adviser of the Fund’s other service providers; and (k) the Investment Adviser’s brokerage policies, trade aggregation and allocation policies and employee trading practices. At the Annual Contract Meeting, the Trustees also considered at further length the fees and expenses paid by the Fund, the Fund’s expense trends over time, and the proposed breakpoints in the contractual fee rate under the Management Agreement.
     In connection with the Committee meetings and the Annual Contract Meeting, the Trustees received written materials and oral presentations on the topics covered, and were advised by their independent legal counsel regarding their responsibilities under applicable law. Also, in conjunction with these meetings, the Trustees attended separate sessions at which the Trustees reviewed the commission rates paid by the Fund on brokerage transactions, and the Investment Adviser’s receipt of research services in connection with those transactions. Information was also provided to the Trustees relating to revenue sharing by the Investment Adviser, portfolio manager compensation and other matters. During the course of their deliberations, the Independent Trustees met in executive sessions without employees of the Investment Adviser present.
     In evaluating the Management Agreement at the Annual Contract Meeting, the Trustees relied upon their knowledge, resulting from their meetings and other interactions throughout the year, of the Investment Adviser, its services and the Fund. At those meetings the Trustees received materials relating to the Investment Adviser’s investment management and other services under the Management Agreement, including: (a) information on the investment performance of the Fund in comparison to other mutual funds and benchmark performance indices; (b) general investment outlooks in the markets in which the Fund invests; (c) compliance reports; and (d) expenses borne by the Fund.
     In connection with their approval of the Management Agreement, the Trustees gave weight to various factors, but did not identify any particular factor as controlling their decision. As part of their review, the Trustees considered the nature, extent and quality of the services provided by the Investment Adviser. In this regard, the Trustees considered both the investment advisory services, and the other non-advisory services, that are provided to the Fund by the Investment Adviser and its affiliates. These services include services as the Fund’s transfer agent, securities lending agent and distributor. In addition,

Statement Regarding Basis for Approval of Management Agreement (Unaudited) (continued)

 GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

affiliates of the Investment Adviser receive compensation in connection with the execution of Fund’s portfolio securities transactions. The Trustees concluded that the Investment Adviser was both able to commit substantial financial and other resources to the operations of the Fund and had, in fact, committed those resources in multiple areas including portfolio management, trading, technology, human resources, tax, treasury, legal, compliance and risk management. The Trustees also believed that the Investment Adviser had made significant commitments to address new regulatory compliance requirements applicable to the Fund and the Investment Adviser, including education and training initiatives.

     The Trustees also considered the investment performance of the Fund and the Investment Adviser. In this regard, the Trustees compared the investment performance of the Fund to the performance of other SEC-registered funds and to rankings and ratings issued by a third-party consultant. The Trustees also reviewed the Fund’s investment performance relative to its performance benchmark. This information on the Fund’s investment performance was provided for one, three and five year periods. In addition, the Trustees considered the investment performance trends of the Fund over time, and reviewed the investment performance of the Fund in light of its investment objective and policies, as well as in light of periodic analyses of its risk profile. The Trustees believed that the Fund was providing competitive performance for long-term investors.
     The Board of Trustees also considered the contractual fee rate payable by the Fund under the Management Agreement. In this regard, information on the services rendered by the Investment Adviser to the Fund, the fees paid by the Fund and the Fund’s total operating expense ratios (before and after expense reimbursements) were compared to similar information for mutual funds advised by other, unaffiliated investment management firms. Most of the comparisons of the Fund’s fee rate and total operating expense ratios were prepared by a third-party consultant. These comparisons assisted the Trustees in evaluating the reasonableness of the management fees paid by the Fund.
     More particularly, the Trustees reviewed analyses prepared by a third party consultant of the expense rankings of the Fund. The analyses provided a comparison of the Fund’s management fees to a relevant peer group and a category universe; an expense analysis which compared the Fund’s expenses to a peer group and a category universe; and a five-year history comparing the Fund’s expenses to the category average. The analyses also compared the Fund’s transfer agency fees, custody and accounting fees and other expenses to a peer group and median. In addition, the Trustees considered the Investment Adviser’s undertaking to limit the Fund’s total expense ratio (excluding certain expenses) to a specified level. This was a contractual undertaking that expired on June 30, 2005. The Trustees considered the Investment Adviser’s undertaking to continue this expense reimbursement after that date on a voluntary basis until further notice to the Trustees.
     The Board of Trustees also considered the reduction in the contractual fee rate under the Management Agreement for the Fund that was proposed for approval at the Annual Contract Meeting. At the Annual Contract Review Meeting the Board approved the implementation of breakpoints in the Fund’s contractual management fee rate at the following annual percentages of the average daily net assets of the Fund: 0.75% on the first $1 billion, 0.68% over $1 billion up to $2 billion and 0.65% over $2 billion. The new breakpoints were implemented initially on a voluntary basis effective July 1, 2005, and will ultimately be implemented on a contractual basis within twelve months.
     In approving these new fee breakpoints, the Trustees reviewed information regarding the Investment Adviser’s potential economies of scale, and whether the Fund and its shareholders were participating in the benefits of these economies. In this regard, the Trustees considered the amount of assets in the Fund; the information provided by the Investment Adviser relating to the costs of the services provided by the Investment Adviser and its affiliates and the profits realized by them; and information comparing fee rates charged by the Investment Adviser with fee rates charged by other, unaffiliated investment managers to other mutual funds. The Trustees agreed that the fee breakpoints were a way to ensure that benefits of scalability would be passed along to shareholders at the specified asset levels.
     The Trustees also considered the other benefits derived by the Investment Adviser and its affiliates from the Fund as stated above, including the fees received by them for transfer agency, securities lending, and brokerage services, and the brokerage and research services received by the Investment Adviser in connection with the placement of brokerage transactions for the Fund. In addition, the Trustees reviewed the Investment Adviser’s pre-tax revenues and pre-tax margins with respect to the Trust and the Fund. In this regard the Trustees reviewed, among other things, profitability analyses and summaries, revenue and expense schedules and expense allocation methodologies.
     After deliberation, the Trustees concluded that the management fees paid by the Fund were reasonable in light of the services provided by the Investment Adviser, its costs and the Fund’s current and reasonably foreseeable asset levels, and that the Management Agreement should be approved and continued.

GOLDMAN SACHS VARIABLE INSURANCE TRUST CAPITAL GROWTH FUND

Fund Expenses (Unaudited) — Six Month Period Ended June 30, 2005

As a shareholder of the Fund, you incur ongoing costs, including management fees and other Fund expenses. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from January 1, 2005 through June 30, 2005.

Actual Expenses — The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000=8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid” to estimate the expenses you paid on your account for this period.

Hypothetical Example for Comparison Purposes — The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual annualized expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only. As a shareholder of the Fund, you do not incur any transaction costs, such as sales charges (loads), redemption fees, or exchange fees, but shareholders of other funds may incur such costs. The second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds whose shareholders may incur transaction costs.

			Expenses Paid
			for the
	Beginning	Ending	6 months
	Account Value	Account Value	ended
	1/1/05	6/30/05	6/30/05*

Actual	$1,000	$970.20	$4.39
Hypothetical 5% return	1,000	1,020.33 +	4.51

*	Expenses are calculated using the Fund’s annualized expense ratio, which represents the ongoing expenses as a percentage of net assets for the six months ended June 30, 2005. Expenses are calculated by multiplying the annualized expense ratio by the average account value for the period; then multiplying the result by the number of days in the most recent fiscal half year; and then dividing that result by the number of days in the fiscal year. The annualized expense ratio for the period was 0.90%.
+	Hypothetical expenses are based on the Fund’s actual annualized expense ratios and an assumed rate of return of 5% per year before expenses.

TRUSTEES	OFFICERS
Ashok N. Bakhru, Chairman	Kaysie P. Uniacke, President
John P. Coblentz, Jr.	James A. Fitzpatrick, Vice President
Patrick T. Harker	James A. McNamara, Vice President
Mary Patterson McPherson	John M. Perlowski, Treasurer
Alan A. Shuch	Howard B. Surloff, Secretary
Wilma J. Smelcer
Richard P. Strubel
Kaysie P. Uniacke

GOLDMAN, SACHS & CO. Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT, L.P. Investment Adviser

Visit our internet address: www.gs.com/funds to obtain the most recent month-end returns.

The reports concerning the Fund included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Fund in the future. These statements are based on Fund management’s predictions and expectations concerning certain future events and their expected impact on the Fund, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Fund. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities and information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available, without charge, upon request by calling 1-800-621-2550 and on the Securities and Exchange Commission Web site at http://www.sec.gov.

The Fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (“the Commission”) for the first and third quarters of each fiscal year on Form N-Q. The Fund’s Form N-Q is available on the Commission’s website at http://www.sec.gov. The Fund’s Form N-Q may be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C. and information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. Form N-Q may be obtained upon request and without charge by calling 1-800-621-2550.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus for the Fund. Please consider the Fund’s objectives, risks and charges and expenses, and read the Prospectus carefully before investing.

Holdings are as of June 30, 2005 and are subject to change in the future. Fund holdings of stocks or bonds should not be relied on in making investment decisions and should not be construed as research or investment advice regarding particular securities.

The Fund is subject to the risk of rising and falling stock prices. In recent years, the U.S. stock market has experienced substantial price volatility.

Toll Free (in U.S.): 800-292-4726

This report is prepared for the general information of contract owners and is not an offer of shares of the Goldman Sachs Variable Insurance Trust: Capital Growth Fund.

© Copyright 2005 Goldman, Sachs & Co. All rights reserved. Date of first use: August 19, 2005

VITCGSAR